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                                                              Exhibit 99-I(1)

                           NOTICE OF WITHDRAWAL RIGHT


Date


Specimen
400 Robert Street North
St. Paul, Minnesota  55101


Re:  A VAL STD
     MONTHLY -
     ANNUALIZED -


Dear Specimen:

Congratulations on your purchase of the attached Variable Adjustable Life Second Death Insurance policy. Minnesota Mutual wants you to understand that this is an investment-oriented life insurance policy with customary insurance expense charges. You have a right to examine and return the policy for cancellation and a full refund of premiums paid. This letter will explain the procedure for returning your policy if it does not meet your needs.

Your policy cash value will vary depending on the investment experience of the portfolios (sub-accounts) you selected. The Minnesota Mutual Variable Life Account and all sub-accounts are described in your prospectus.

Your scheduled premium is shown on Page 1A of your policy, and we encourage you to review your ongoing ability to pay the premium. Your prospectus describes the various deductions from your premiums before application to the Variable Life Account. These charges are similar to those made in a whole life insurance policy. They are:

     - A premium tax charge of 2.5 percent, a 1.25 percent federal tax charge and a 7 percent basic sales load, and

     - A first year sales charge not to exceed 23 percent of premium and a first year underwriting charge not to exceed $5 per $1,000 of face amount of insurance.

       These charges do not include any premiums for additional benefits or deductions for administration, transaction, face amount guarantee or insurance costs assessed against policy actual cash values.

If you have any questions, please contact your agent immediately. We want you to understand and be satisfied with this policy. If you are satisfied, no action on your part is required. If the


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policy is not what you want, you must complete the attached form and return it, along with the policy, postmarked no later than the later of:

     - 10 days from the date you received this notice and policy, or
     - 45 days from the date you completed Part 1 of the application.

We are confident you'll be satisfied with this policy and look forward to a long association. Thank you for choosing Minnesota Mutual.

Sincerely,



Nancy Winter
Director
Individual Policy Services